U.S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

(CHECK ONE):

       [X] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K
       [ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR

         For Period Ended: December 31, 2004
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         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR

         For the Transition Period Ended:
                                          ------------------------------

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
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PART I--REGISTRANT INFORMATION
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     EP Global Communications, Inc.
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     Full Name of Registrant

     East Coast Airlines, Inc.
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    (Former Name if Applicable)

     551 Main Street
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     Address of Principal Executive Office (Street and Number)

     Johnstown, PA  15901
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     City, State and Zip Code





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PART II--RULES 12b-25(b) AND (c)
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If the subject report could not be filed without unreasonable effort or
Expense and the registrant seeks relief pursuant to Rule 12b-25(b), the Following should be completed. (Check box if appropriate)

[X]      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X]      (c) The accountant's statement or other exhibit required by Rule
             12b-25(c) has been attached if applicable.

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PART III--NARRATIVE
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                The Company requires additional time to accurately
                complete the subject Form 10KSB.

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PART IV--OTHER INFORMATION
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(1)    Name and telephone number of person to contact in regard to this notification

       Robert J. Salluzzo              814                  361-3860
      -----------------------       ---------          ----------------
             (Name)                 (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                 [X] Yes     [ ] No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 [X] Yes     [ ] No

       If so: attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                The results of operations for calendar year 2004 are expected to reflect a decline in annual revenues, an increase in general and administrative expenses and reflect a significant net loss. The increase in general and administrative costs is principally attributable to the Company's efforts to receive approval to list its stock on the OTC Electronic Bulletin Board following a share acquisition agreement whereby the Company acquired Psy-Ed Corporation (d/b/a Exceptional Parent) in late
                2003 (see the Company's annual report on Form 10KSB for 2003 and subsequent quarterly reports on Forms 10QSB during 2004) and relocation of the Company's executive offices from River Edge, NJ to Johnstown, PA.

                Estimated results are not presently available and are pending the conclusion of the Company's audit and completion of financial statements for the year ended December 31, 2004.



                      EP Global Communications, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:    March 29, 2005             By:  /s/ Robert J. Salluzzo
                                         -----------------------------
                                Name:    Robert J. Salluzzo
                                Title:   Chief Operations Officer